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                                                                     EXHIBIT 21

ITEM 2. PROPOSED COMSAT CORPORATION 1995 KEY EMPLOYEE STOCK PLAN

     At its meeting held January 20, 1995, the Board of Directors of the Corporation approved and adopted the COMSAT Corporation 1995 Key Employee Stock Plan (the Plan), which is effective on that date, subject to approval by the shareholders. The Plan is intended to replace the 1990 Key Employee Stock Plan (the 1990 Plan), which expires May 19, 1995. Approval of the adoption of the Plan requires the affirmative vote of a majority of the outstanding shares of the Common Stock represented and entitled to vote at the meeting.

     The purpose of the Plan is to promote the interests of the Corporation by affording its key employees an incentive, by means of an opportunity to acquire the Corporation's Common Stock, to remain in the employ of the Corporation and to exert their maximum efforts on its behalf. The following is a summary of the principal provisions of the Plan.

     Shares Covered. The Plan authorizes the granting of options, which may be
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either non-statutory options or "incentive stock options" (as defined in the
Internal Revenue Code of 1986, as amended (the Code)), stock appreciation rights
(SARs), restricted stock units (RSUs) and restricted stock awards (RSAs) with respect to no more than 5,000,000 shares of the Corporation's Common Stock in the aggregate, subject to adjustment as described below. No more than 1,665,000 of the shares may be covered by RSUs and RSAs. Any SAR or RSU, or any portion thereof, which is payable in cash is not counted against the various share limits on grants.

     The shares of Common Stock covered by the Plan may be either treasury shares or authorized but unissued shares. Shares covered by options that expire unexercised (without having been surrendered upon the exercise of SARs, whether settled in cash or Common Stock) and shares covered by any RSUs and RSAs that are forfeited may be used again for new grants under the Plan. In addition, shares tendered in payment of the purchase price of shares purchased pursuant to the exercise of options may be used for grants under the Plan.

     There is no maximum number of shares that can be allocated to one employee in any grant of non-statutory options, SARs, RSUs or RSAs, except as described below with respect to performance-based awards. However, the aggregate fair market value of the shares with respect to which options intended to be incentive stock options are exercisable for the first time by an employee in any calendar year may not exceed $100,000, or such other amount as the Code provides.



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     Administration. The Committee on Compensation and Management Development of
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the Board of Directors of the Corporation (the Committee) administers the Plan.

     Eligibility. The Committee selects the employees to participate in the Plan
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from among the key employees of the Corporation and its subsidiary corporations
(Subsidiaries) and determines the number of shares covered by stock options, SARs, RSUs and RSAs to be granted to each employee to fulfill the purpose of the Plan. Directors who are not employees of the Corporation are not eligible to participate in the Plan.

     Duration. Any grant of an option, SAR, RSU or RSA under the Plan must be
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made no later than May 19, 2000.

     Adjustments. If there is a change in the number or kind of outstanding
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shares of the Corporation's stock by reason of a stock dividend, stock split, recapitalization, merger, consolidation, combination or other similar event, or a distribution to shareholders of the Corporation's Common Stock other than a cash dividend, or a grant of substitute options pursuant to the Plan, the Committee may make such adjustments as it deems necessary or equitable in the number and kind of shares subject to the Plan, number and kind of shares under options, SARs, RSUs and RSAs then outstanding, purchase price for shares of Common Stock covered by options, and other relevant provisions of the Plan.

     Nontransferability. Options, SARs, RSUs, and RSAs are assignable and
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transferable by the Plan participant only to the extent permitted by the rules promulgated by the Securities and Exchange Commission or, in the case of incentive stock options, by Section 422 of the Code.

     Terms of Options. The Committee has the discretion to determine the time or
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times when options are granted and the number of shares of Common Stock subject to each option. The purchase price for each share of stock subject to an option may not be less than the fair market value of the Common Stock on the date the option is granted. Fair market value is the average of the highest and lowest selling prices of Common Stock as reported under New York Stock Exchange-Composite Transactions on the date on which the option was granted (or, if there were no sales of Common Stock on that date, then on the next preceding date on which there were sales).

     Except as otherwise determined by the Committee, no option may be exercised to any extent before six months from the date of



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grant. The Committee in its discretion may determine the provisions of the options granted under the Plan, including installment exercise terms for an option under which the option may be exercised in a series of cumulative installments; rules limiting the frequency of exercise of options or the minimum number of shares that may be exercised at any one time; the form of consideration, including cash, shares of Common Stock or any combination thereof, which may be accepted in payment of the purchase price of shares purchased pursuant to the exercise of an option; special rules regarding exercise in the case of retirement, death, disability, or other termination of employment; and any other rules or conditions as it considers appropriate regarding the exercise of options granted under the Plan.

     The Committee determines the term of each option granted, but no option may be exercised after the expiration of 10 years from the date it is granted, except that the term of an option other than an incentive stock option may extend up to 11 years from the date the option is granted if the participant dies within the 10th year following the date of grant.

     Options may be granted under the Plan on such terms and conditions as the Committee considers appropriate, which may differ from those provided in the Plan, where such options are granted in substitution for stock options held by employees of other companies who concurrently become employees of the Corporation or a Subsidiary as the result of a merger or consolidation of the other company with, or the acquisition of the property or stock of the other company by, the Corporation or a Subsidiary.

     Terms of SARs. The Committee may grant SARs, which may be freestanding SARs
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or SARs related to options or portions of options granted to participants under the Plan. Each SAR is subject to such terms and conditions as the Committee may determine, including terms and conditions as the Committee may determine, including terms and conditions regarding the exercise price for each share of Common Stock subject to such SAR, provided that in the case of an SAR related to an option or portion thereof, such terms and conditions may not be less restrictive than the terms and conditions of the related option.

     The participant may exercise an SAR or portion thereof, and is thereupon entitled to receive payment of an amount equal to the aggregate appreciation in value of the shares covered by the SAR or portion thereof exercised, as measured by the difference between the exercise price of such shares and their fair market value on the date of exercise. Such payment may be made in cash,




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in shares of Common Stock valued at fair market value as of the date of exercise, or in any combination thereof, as the Committee in its discretion determines.

     Terms of RSUs. The Committee may grant employees RSUs, each equivalent in
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value to a share of Common Stock. Vesting of the RSUs requires that the employee remain employed by the Corporation or a Subsidiary for a period prescribed by the Committee for each grant, which period cannot be less than one year.

     Upon the conclusion of the period prescribed by the Committee, the employee is entitled to receive payment of an amount equal to the aggregate fair market value of the shares of Common Stock covered by the RSU on the date of expiration. The payment may be made in cash, in shares of Common Stock equal to the number of RSUs with respect to which the payment is made, or in any combination of cash and shares, as the Committee determines. In addition, during the period prescribed by the Committee, the employee is entitled to receive payment of an amount equal to each cash dividend the Corporation would have paid to that employee if he or she had been the owner of the shares of Common Stock covered by the RSUs on the record date for payment of each such dividend. However, except as otherwise determined by the Committee, if the employee's employment with the Corporation or any Subsidiary terminates prior to the end of the period prescribed by the Committee, the employee's RSUs terminate concurrently and the employee is not entitled to any further payments under the Plan.

     Terms of RSAs. The Committee may grant employees RSAs of shares of Common
     -------------
Stock. These employees generally have the rights and privileges of a shareholder of the Corporation with respect to such shares, including the right to vote the shares and to receive dividends. The shares are, however, subject to forfeiture and may not be transferred, assigned, pledged or otherwise encumbered until the end of a period of time to be determined by the Committee, which cannot be less than one year, or the occurrence of events before the end of such period as the Committee may determine. Forfeiture may be waived by the Committee in its sole discretion.

     Performance-Based Awards. The Committee may determine that, in addition to
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the provisions described above, a grant of RSUs or RSAs may be subject to performance goals, the terms and conditions of which must be stated in the written instrument evidencing the RSU or RSA. No more than 50,000 performance-based RSUs or RSAs may be granted to any individual in any given year.




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The Committee administers this provision and the other provisions of the Plan so as to comply with the requirements of Section 162(m) of the Code to ensure the Federal tax deductibility under that section of compensation paid to the Corporation's key employees pursuant to performance-based RSUs and RSAs.

     The Committee determines the performance measures, the appropriate weighting for each performance measure (where more than one such measure applies), the specific targets applicable to those measures and whether the target for each performance measure is subject to full or partial satisfaction, and the performance period for each RSU and RSA grant. In no event may the performance period be less than one year. The performance measures must include one or more of the following: improvements in revenues, earnings per share, profit before taxes, price/equity ratio, net income or operating income; return on shareholder equity; return on net assets; or stock price performance. At the end of the performance period applicable to each grant of RSUs or RSAs subject to these performance goals, the Committee must certify whether the applicable performance measures have been achieved. The participant will forfeit the shares of Common Stock covered by the RSUs or RSAs to the extent that the applicable performance measures have not been achieved. For RSAs, the participant must immediately transfer the forfeited shares back to the Corporation without payment by the Corporation.

     Where RSUs are performance-based, the Committee may determine that the dividend equivalents otherwise payable to a participant during the applicable performance period will instead be accrued and paid to the participant at the end of the performance period to the extent that the applicable performance measures have been achieved.

     Termination and Amendments.  The Board may terminate the Plan or amend the
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Plan or any outstanding options, SARs, RSUs or RSAs at any time. Except as provided under "Adjustments" above, no amendment may, without the approval of the shareholders of the Corporation: (i) increase the maximum number of shares of Common Stock for which options, SARs, RSUs, or RSAs may be granted under the Plan; (ii) except to the extent required or permitted in the case of substitute options, reduce the price at which options may be granted below the fair market value provided for under "Options" above; (iii) reduce the option price of outstanding options; (iv) extend the period during which options, SARs, RSUs or RSAs may be granted; (v) except to the extent permitted or required in the case of substitute options, extend the period during which an outstanding option may be exercised beyond the




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maximum period provided for under "Options" above; (vi) materially increase in any other way the benefits accruing to participants; or (vii) change the class of persons eligible to be participants.

     Federal Income Tax Consequences. With respect to non-statutory options,
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SARs and RSUs, the employee would generally realize ordinary income in the year the option is exercised, or the SAR or RSU is paid. The amount of income would be equal, in the case of non-statutory options, to the difference between the option price and the fair market value of the stock on the exercise date and, in the case of SARs and RSUs, to the amount of cash or the fair market value of the stock received by the employee. The Corporation would receive an equivalent deduction. If the employee later sells the stock, any further gain would be capital gain.

     With respect to incentive stock options, in general, no income to an employee results for Federal income tax purposes upon either the granting or the exercise of an option under the Plan. If the employee later sells the acquired stock at least two years after the date the option is granted and at least one year after the transfer of the acquired stock to the employee, the employee would realize capital gain equal to the difference between the option price and the proceeds of the sale. If the employee's gain is taxed as capital gain, the Corporation would not be allowed a business expense deduction. If the employee disposes of the acquired stock before the end of the required holding periods, the employee would realize ordinary income in the year of disposition equal to the lesser of: (i) the difference between the option price and the fair market value of the stock on the exercise date; or (ii) if the disposition is a taxable sale or exchange, the amount of gain realized. In this event, the Corporation would receive an equivalent deduction.

     With respect to RSAs, the employee would generally realize ordinary income in the year the shares of Common Stock covered by the award become non-forfeitable and fully transferable, in an amount equal to the fair market value of the shares on the date they become non-forfeitable and fully transferable. The Corporation would receive an equivalent deduction. If the employee later sells the stock, any further gain would be capital gain.

     Grants Made. It is currently estimated that the eligible group to receive
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grants of options, SARS, RSUs and RSAs consists of approximately 200 persons.
The following table shows the dollar value and number of options and RSAs awarded to the

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following persons in January 1995: (i) each of the Chief Executive Officer and the four other most highly compensated executive officers of the Corporation;
(ii) all executive officers as a group; and (iii) all other employees as a group. All such grants are subject to the approval of the Plan by the shareholders.

                               NEW PLAN BENEFITS

                                        1995 Key Employee Stock
                                              Plan Awards

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                                   Stock Award    Dollar Value    Number
Name and Position                     Type             (1)       of Units
                                                                    (2)
-----------------                  -----------    ------------   --------

Bruce L. Crockett,                   Options       $  19.3125     130,000
  President & Chief                  RSAs          $  393,750      20,000
  Executive Officer

Betty C. Alewine,                    Options          19.3125      55,000
  President, COMSAT                  RSAs             147,656       7,500
  International
  Communications

C. Thomas Faulders, III,             Options          19.3125      55,000
  Vice President & Chief             RSAs             147,656       7,500
  Financial Officer

Charles Lyons,                       Options          19.3125      55,000
  President, COMSAT                  RSAs             147,656       7,500
  Video Enterprises, Inc.

Ronald J. Mario,                     Options          19.3125      60,000
  President, COMSAT                  RSAs             147,656       7,500
  Mobile Communications

All Executive                        Options          19.3125     490,000
  Officers                           RSAs           1,466,719      74,500

All Other Employees                  Options          19.3125           0
                                     RSAs             315,000      16,000

________________
(1)  Dollar Value:
     Options = Fair market value per share on date of award.
     RSAs = Number of units multiplied by the fair market value

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     per share on date of award.

(2) In January 1995, the Corporation awarded employees other than executive officers 390,650 options valued at $19.3125 per share and 27,600 RSUs valued at $543,375 under the 1990 Plan.

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